

April 19, 2013

Via E-mail
Joseph Macnow
Executive Vice President – Finance and
Administration and Chief Financial Officer
Vornado Realty Trust
888 Seventh Avenue
New York, NY 10019

>       **Re:     Vornado Realty Trust**
>               **Vornado Realty L.P.**
>               **Forms 10-K for the Year Ended December 31, 2012**
>               **File Nos. 001-11954 and 001-34482**

Dear Mr. Macnow:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 68

1.      We refer to your results of operations disclosure where you discuss your revenues, expenses and same store EBITDA results.  In future Exchange Act reports, please revise your disclosure to further discuss the period to period changes in same store performance. Within same store, please address the relative impact of occupancy and rental rate changes. To the extent "same store" is used differently from "same store EBITDA," please also disclose how you define "same store" for these purposes.

Lease Activity, page 77

2.      We note that leases representing 4.0% and 7.4% of the New York office properties, and 8.1% and 13.7% of the Washington, DC properties are expiring in 2013 and 2014, respectively. We further note that in the property section you disclosed weighted average initial rent per square foot and indicated by footnote that it is indicative of market rents. We finally note that, in your response letter dated May 16, 2011, in response to our comment 7 of our comment letter dated April 22, 2011 you stated that you will revise future Exchange Act reports to include the statement that "the Company believes that these rents are indicative of rents to be achieved on leases expiring in the next period" We have been unable to locate this disclosure. Please advise. To the extent the disclosure is not included, in future Exchange Act reports, please clearly discuss the relationship between market rents (current asking rents) and leases expected to expire in the next period.

Acquisitions, page 142

3.      Please provide us with a detailed discussion of the gains that were recognized during 2012 related to Independence Plaza.  In your response, please address how the purchase of the debt and the warrant were accounted for, provide us with further details about the debt that was purchased, including the convertibility feature, and tell us how the gain amounts were calculated.

Vornado Capital Partners Real Estate Fund, page 143

4.      Please tell us how you have determined it is appropriate to report the Fund's investments at fair value with changes recognized in earnings.

Marketable Securities and Derivative Instruments, page 145

5.      Please tell us whether the significant loss of value of the common shares of JC Penney during the first quarter 2013, or your sale of shares of JC Penney during the quarter at a significant loss caused you to evaluate your remaining investment in JC Penney for impairment.  Please tell us whether or not you considered reporting the impairment, or the material realized loss on the sale of the shares on Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.  Please contact Folake Ayoola at (202) 551-3673 or Tom Kluck at (202) 551-3233 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief